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JOSEPH P. KELLY, II

joseph.kelly@dechert.com
+1 (949) 442-6027 Direct
+1 (949) 681-8657 Fax

September 11, 2009

Brick Barrientos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington D.C. 20549

RE:	Forward Funds

File Nos. 033-48940/811-06722

Post-Effective Amendment No. 63

Dear Mr. Barrientos,

Pursuant to your request, this letter responds to comments you provided to me in a telephonic discussion on Wednesday, August 12, 2009, regarding Post-Effective Amendment No. 63 to the Registration Statement for Forward Funds (the “Registrant”), under the Securities Act of 1933 (the “Securities Act”), filed with the U.S. Securities and Exchange Commission (“SEC”) on July 1, 2009. The amendment was filed to register Class C, Investor Class and Institutional Class shares of Forward Tactical Growth Fund (the “Fund”), a new series of the Registrant. Below we either responded to your questions/comments or have described how the Registrant will address your comments in a Post-Effective Amendment to the Registrant’s Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act.

Responses to Comments

The responses to your comments below are numbered according to the order in which you provided such comments. Capitalized terms have the same meaning as defined in the Prospectus or Statement of Additional Information (“SAI”), as applicable, unless otherwise indicated.

Prospectus

1)	Comment: Please explain how the Fund intends to achieve growth when growth is not in the Fund’s objective.

Response: The Fund’s objective is to produce above-average, risk-adjusted returns. The Fund has the ability to vary its exposure to market fluctuations based on factors the sub-advisor believes are indicative of the prevailing market return and risk characteristics. By seeking to produce above-average risk-adjusted returns, a “growth” oriented investment philosophy is subsumed in the objective.

2)	Comment: The Fund’s objective is to produce above-average, risk-adjusted returns. Above-average as compared to what? Please clarify.

US  Austin  Boston  Charlotte  Hartford  New York  Newport Beach  Philadelphia  Princeton  San Francisco  Silicon Valley

Washington DC  EUROPE  Brussels  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

Brick Barrientos September 11, 2009 Page 2

Response: The Fund’s objective has been revised to state that the Fund seeks “to produce above-average, risk-adjusted returns, in any market environment, while exhibiting less downside volatility than the S&P 500 Index.”

3)	Comment: The Fund may invest in equity securities, including common stocks. Please disclose the market caps of the companies the Fund and/or ETFs intend to invest in.

Response: Disclosure has been added to state that the Fund may invest in companies in all market capitalization ranges, including small-cap companies, without limitation.

4)	Comment: The Fund may invest in fixed income securities. Please disclose the credit rating of the fixed income securities the Fund and/or ETFs intend to invest in.

Response: Disclosure has been added to state that the Fund may invest in fixed income securities that are investment grade (rated “BBB” and above by S&P or “Baa” and above by Moody’s, or if unrated, such security is of at least equivalent investment quality as determined by the sub-advisor).

5)	Comment: Emerging markets stocks and foreign securities are included as a principal risk. Please discuss such securities in the “Principal Investment Strategies” section.

Response: In light of the Staff’s comment, the Registrant has reviewed the disclosure. The first paragraph under the “Principal Investment Strategies” section states, on more than one occasion, that the Fund may invest in non-U.S. issuers. As a result, the Registrant does not feel that any additional disclosure is necessary.

6)	Comment: Please complete the Fee Table and Expense Example.

Response: The Registrant has completed the Fee Table and Expense Example.

7)	Comment: Please add disclosure that the Comparable Account is the only account managed by Broadmark that has a similar investment objective and strategy as the Fund.

Response: The Registrant has added the disclosure as suggested by the Staff.

8)	Comment: Please indicate whether the performance information for the Comparable Account reflects the CDSC for Class C shares.

Response: The Registrant has revised the disclosure as suggested by the Staff.

Brick Barrientos September 11, 2009 Page 3

SAI

9)	Comment: Please revise the “Portfolio Holdings Disclosure” to reflect all parties that receive such disclosure either by specific or defined name and the frequency of such disclosure.

Response: Previously, the Registrant has responded to a similar comment received from the Staff in connection with Post-Effective Amendment No. 62, as filed on June 12, 2009, with respect to other series of the Registrant. The Registrant’s response, set forth below, is substantively similar to its response provided to the previous comment.1

A list of specific service providers with which the Registrant has ongoing arrangements to make available information about the Fund’s portfolio securities to any person, including the identity of the persons who receive information pursuant to such arrangements, appears in the SAI. In addition, other persons and entities that have access to portfolio information are described in the SAI. These persons and entities have access to portfolio information on a “need-to-know” basis only, and information about the potential frequency of such disclosure is included in the SAI.

10)	Comment: Please disclose any material conflicts of interest that may arise in connection with the Portfolio Manager’s management of the Fund’s investments, on the one hand, and the investments of the other accounts.

Response: The Registrant has added the disclosure as suggested by the Staff.

* * *

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Registrant, with respect to the foregoing, that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made; and

•	SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing made.

* * *

[1]	See Letter from Douglas P. Dick to Brick Barrientos, Division of Investment Management, U.S. Securities and Exchange Commission, at 5 (June 11, 2009).

Brick Barrientos September 14, 2009 Page 4

Please feel free to contact the undersigned at 949.442.6027 or Douglas P. Dick at 202.261.3305 should you have any questions.

Sincerely,

/s/ Joseph P. Kelly

Joseph P. Kelly

cc:	Judith M. Rosenberg, Chief Compliance Officer and Chief Legal Officer

Mary Curran, Secretary, Forward Funds

Douglas Dick, Dechert LLP

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